novozymes®

RECEIVED

2007 APR 23 P 12:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions,
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA


07022809

04/17/2007

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive stock exchange announcement no. 14 of April 2007.

PROCESSED
APR 26 2007
THOMSON FINANCIAL

Yours sincerely
Novozymes A/S



Ella Begtrup
Investor Relations
+45 44 42 23 79

Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27

Novozymes terminates patent infringement suit

April 17, 2007

Novozymes A/S will receive a total settlement of USD 15.3 million in connection with the termination of the US patent infringement suit against Danisco A/S.

With reference to stock exchange announcement No. 9, 2007, "Novozymes receives compensation for patent infringement", notice is hereby given that Novozymes and Danisco have now reached agreement as to the level of fair legal costs, accrued process interest, etc. Thereby the total payment to Novozymes will be USD 15.3 million, including the damage payment for patent infringement of USD 8.2 million. At the same time the parties have entered an agreement to mutually abandon their right to appeal the first court decision. Danisco and Novozymes have agreed not to publish details of the settlement.

The settlement is currently awaiting the judge's final approval and signature, which is expected before the end of this week and is regarded as a formality.

The total settlement amount, which is due for payment immediately, will have a positive net impact on Novozymes' operating profit in 2007 of DKK 75-80 million.

Contacts:

Media Relations

Eva Veileborg Hald
Tel. (direct):+45 4442 3338
Mobile:+45 3079 3338

Johan Melchior
Tel. (direct: +45 4446 0690
Mobile: +45 3077 0690

Annegrethe M. Jakobsen
Tel. (direct): +45 4442 3050
Mobile: +45 3079 3050

Investor Relations

Lene Aabo
Tel. (direct): +45 4446 0082
Mobile: +45 3077 0082

Tobias Cornelius Björklund (In USA)
Mobile: + 1 919 649 2565

Ian Christensen
Tel. (direct): +45 4446 0341
Mobile: +45 3077 0341

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered In Denmark, Novozymes employs more than 4,500 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations
2007-18054-01

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

END